Exhibit 21.1

List of Subsidiaries of the Registrant

Expected Subsidiaries of the Registrant Following the Spin-Off

Name of Subsidiary	Jurisdiction of Organization
AQ TOP, LLC	Delaware

Expected Subsidiaries of the Registrant Following the Merger

Name of Subsidiary	Jurisdiction of Organization
TO Pharmaceuticals LLC	Delaware